Broadwater Park Denham Buckinghamshire UB9 5HR United Kingdom
7 November 2016
Switchboard +44 (0) 1895 512 000 General fax +44 (0) 1895 512 101 www.ihg.com

Ms Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington DC 20549

U.S.A.

Dear Ms Monick

Re:	InterContinental Hotels Group PLC Form 20-F for Fiscal Year Ended December 31, 2015 Filed on March 3, 2016 File No. 001-10409

Further to our letter to you of September 15, 2016 and our subsequent telephone conversation on October 18, 2016, we are writing to clarify our revised response to the first comment included in your letter of August 10, 2016. For ease of reference, the Staff’s comment is repeated in full below.

General

1.	We note your disclosure on pages 28 and 29 that you measure your performance through a set of carefully selected key performance indicators, including global RevPAR growth. Please tell us whether management considers RevPAR, average daily rate and occupancy of your franchised properties, your managed properties and your owned and leased properties to be key performance metrics. If so, please revise future Exchange Act periodic filings to include these performance metrics or advise.

Contd/…

Intercontinental Hotels Group PLC Registered in England No 5134420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5HR

Revised response:

To the extent that RevPAR, average daily rate and occupancy of our franchised properties, our managed properties and our owned and leased properties are considered to be key performance metrics, we will include them in our future filings. It is our intention therefore to replicate in our future filings the RevPAR, average daily rate and occupancy data that is currently included in the Supplementary Information schedules which are publicly available via our website. This additional data will be placed in the Additional Information section of the Annual Report with cross-references to it from the relevant sections of the Performance Review.

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our revised response to your comment is satisfactory. If you have any further questions or comments in connection with any of the foregoing, please call me at +44 1895 512292 or Michael Glover, Senior Vice President and Group Financial Controller, at +44 1895 512291. Facsimile transmissions may be sent to either of us at +44 8701 974277.

Yours sincerely

/s/ Nicolette Henfrey

Nicolette Henfrey

SVP, Deputy Company Secretary & Head of Corporate Legal

InterContinental Hotels Group PLC

CC: Sarah Kokot, Ernst & Young LLP